The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED FEBRUARY 17, 2015

Preliminary Pricing Supplement No. 5	Filed pursuant to Rule 424(b)(3)
(To prospectus supplement dated February 6, 2013	Registration No. 333-186486
and prospectus dated February 6, 2013)	February , 2015
CUSIP No. 78355HJY6

RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	February , 2015
Principal Amount:	$
Public Offering Price:	%
Issue Date:	February , 2015 (T+5)
Maturity Date:
Interest Rate:	%
Day Count:	30/360
Net Proceeds to Ryder (before expenses):	$
Interest Payment Dates:	Semi-annually on and of each year, commencing , 2015 and at Maturity.
Underwriters’ Commission:	%
Record Dates:	and
Form:	☑ Book Entry ☐ Certificated
Redemption:	☐ The Notes cannot be redeemed prior to maturity
☑ The Notes may be redeemed prior to maturity
Optional Redemption:	☐ No
☑ Yes
Other Terms
Prior to , (one month prior to their maturity date), the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:
(i) 100% of the principal amount of the Notes being redeemed, or

(ii)    the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued as of the date of redemption), from the redemption date to                 ,                  discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                  basis points,

plus, in either case, any interest accrued but not paid to the date of redemption.

On or after                 ,                 , the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.
“Comparable Treasury Price” means with respect to any redemption date for the Notes,
(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or
(ii) if the Trustee is given fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc. and RBC Capital Markets, LLC and their respective successors provided, however, that if any such firm or such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.
Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:
☑ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☑ No
Total Amount of OID:	N/A
Yield to Maturity:	N/A
Initial Accrual Period OID:	N/A

Joint Book-Running Managers

BNP PARIBAS	BofA Merrill Lynch	Mizuho Securities	RBC Capital Markets

Underwriters Capacity:	☐ As agent ☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Material United States Federal Income Tax Considerations
Updates to the Material United States Federal Income Tax Considerations in the Accompanying Prospectus Supplement
The following changes are hereby made to the Material United States Federal Income Tax Considerations section of the accompanying prospectus supplement to reflect the issuance of final FATCA regulations in February 2014.

•	The paragraph under the heading “Additional Withholding Requirements” is hereby amended and restated as follows:

Pursuant to the Sections 1471 through 1474 of the Code and United States Treasury regulations promulgated thereunder (commonly referred to as “FATCA”), a separate U.S. withholding tax is imposed at the rate of 30% on payments of U.S. source interest and, beginning January 1, 2017, on the gross proceeds from the sale or other taxable disposition of notes producing U.S. source interest, made to non-U.S. financial institutions and certain other non-U.S. non-financial entities (including, in some instances, where such an entity is acting as an intermediary) that fail to comply with certain information reporting obligations. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest or principal payments on notes as a result of a holder’s failure to comply with these rules or the presence in the payment chain of an intermediary that does not comply with these rules, neither we nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, investors may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to withholding, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. Non-United States Holders should consult their own tax advisors regarding FATCA and whether it may be relevant to their purchase, ownership and disposition of notes.

Legal Opinions
Certain legal matters relating to the offering will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida and for the Underwriters by Mayer Brown LLP, Chicago, Illinois.
Plan of Distribution
Under the terms and subject to the conditions of the Selling Agency Agreement dated February 6, 2013 among Ryder System, Inc. (the “Company”) and BB&T Capital Markets, a division of Scott & Stringfellow, LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Comerica Securities, Inc., HSBC Securities (USA) Inc., Jefferies & Company, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. LLC, PNC Capital Markets LLC, RBC Capital Markets, LLC, RBS Securities Inc., Regions Securities LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement dated February   , 2015 among the Company and BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc., and RBC Capital Markets, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
BNP Paribas Securities Corp.	$
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mizuho Securities USA Inc.
RBC Capital Markets, LLC
Total	$
The Underwriters are committed to take and pay for all of the Notes if any are taken.
The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Delivery is expected to be made against payment for the Notes on February  , 2015, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or on the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.